SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-1A

REGISTRATION STATEMENT (NO. 33-23444) UNDER
THE SECURITIES ACT OF 1933	[X]
PRE-EFFECTIVE AMENDMENT NO.	[ ]
POST-EFFECTIVE AMENDMENT NO. 74	[X]
and
REGISTRATION STATEMENT (NO. 811-05628) UNDER THE INVESTMENT COMPANY ACT
OF 1940
AMENDMENT NO. 76	[X]

Vanguard Malvern Funds
(Exact Name of Registrant as Specified in Declaration of Trust)

P.O. Box 2600, Valley Forge, PA 19482
(Address of Principal Executive Office)

Registrant’s Telephone Number (610) 669-1000

Heidi Stam, Esquire
P.O. Box 876
Valley Forge, PA 19482

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

Explanatory Note

This Post-Effective Amendment consists of the following:

1. Facing Sheet of the Registration Statement
2. Part C to the Registration Statement (including signature page)
3. Exhibit (a) to Item 28 to the Registration Statement

This Post-Effective Amendment is being filed solely to file Amended and Restated Agreement and
Declaration of Trust as Exhibit (a) to Item 28 to this Registration Statement on Form N-1A (the
“Registration Statement”).

Part A and B of Post Effective Amendment No. 72 to the Registration Statement filed on March 10,
2016 pursuant to Rule 485(b) under the Securities Act of 1933, are incorporated by reference.

PART C

VANGUARD MALVERN FUNDS

OTHER INFORMATION

Item 28. Exhibits

(a)	Articles of Incorporation, Amended and Restated Agreement and Declaration of Trust, is filed herewith.
(b)	By-Laws, filed on October 14, 2010, Post-Effective Amendment No. 41, are hereby incorporated by reference.
(c)	Instruments Defining Rights of Security Holders, reference is made to Articles III and V of the Registrant’s Amended and Restated Agreement and Declaration of Trust, refer to Exhibit (a) above.
(d)	Investment Advisory Contracts, for Wellington Management Company LLP, filed on January 28, 2013, Post-Effective Amendment No. 54, is hereby incorporated by reference. The Vanguard Group, Inc., provides investment advisory services to the Funds at cost pursuant to the Fifth Amended and Restated Funds’ Service Agreement, refer to Exhibit (h) below.
(e)	Underwriting Contracts, not applicable.
(f)	Bonus or Profit Sharing Contracts, reference is made to the section entitled “Management of the Funds” in Part B of this Registration Statement.
(g)	Custodian Agreements, for JP Morgan Chase Bank, filed on April 30, 2013, Post Effective Amendment No. 57; for Brown Brothers Harriman & Co., filed with Post-Effective Amendment No. 63 dated January 26, 2015; for State Street Bank and Trust Company, filed on June 15, 2015 with Post-Effective Amendment No. 66, and for The Bank of New York Mellon, filed on March 10, 2016, with Post-Effective Amendment No. 72, are hereby incorporated by reference.
(h)	Other Material Contracts, Amended and Restated Funds’ Service Agreement, filed on November 29, 2011, Post-Effective Amendment No. 47, is hereby incorporated by reference.
(i)	Legal Opinion, not applicable.
(j)	Other Opinions, Consent of Independent Registered Public Accounting Firm, is not applicable.
(k)	Omitted Financial Statements, for VFTC Short-Term Bond Trust and VFTC Intermediate-Term Bond Trust for fiscal years ended September 30, 2013 and September 30, 2014, filed with Post- Effective Amendment No. 65 dated April 2, 2015, are hereby incorporated by reference.
(l)	Initial Capital Agreements, not applicable.
(m)	Rule 12b-1 Plan, not applicable.
(n)	Rule 18f-3 Plan, filed on March 10, 2016, with Post-Effective Amendment No. 72, is hereby incorporated by reference.
(o)	Reserved.
(p)	Codes of Ethics, for The Vanguard Group, Inc., filed with Post-Effective Amendment No. 63 dated January 26, 2015, and for Wellington Management Company LLP, filed with Post- Effective Amendment No. 69, dated January 27, 2016, are hereby incorporated by reference.

Item 29. Persons Controlled by or under Common Control with Registrant

Registrant is not controlled by or under common control with any person.

Item 30. Indemnification

The Registrant’s organizational documents contain provisions indemnifying Trustees and officers against liability incurred in their official capacities. Article VII, Section 2 of the Amended and Restated Agreement and Declaration of Trust provides that the Registrant may indemnify and hold harmless each and every Trustee and officer from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to the performance of his or her duties as a Trustee or officer. Article VI of the By-Laws generally provides that the Registrant shall indemnify its Trustees and officers from any liability arising out of their past or present service in that capacity. Among other things, this provision excludes any liability arising by reason of willful misfeasance, bad faith, gross negligence, or the reckless disregard of the duties involved in the conduct of the Trustee’s or officer’s office with the Registrant.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the Securities Act) may be permitted for directors, officers, or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 31. Business and Other Connections of Investment Advisers

Wellington Management Company LLP (Wellington Management) is an investment adviser registered under the Advisers Act of 1940, as amended (the Advisers Act). The list required by this Item 31 of officers and partners of Wellington Management, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and partners during the past two years, is incorporated herein by reference from Form ADV filed by Wellington Management pursuant to the Advisers Act (SEC File No. 801-15908).

The Vanguard Group, Inc. (Vanguard) is an investment adviser registered under the Investment Advisers Act of 1940, as amended. The list required by this Item 31 of officers and directors of Vanguard, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Form ADV filed by Vanguard pursuant to the Advisers Act (SEC File No. 801-11953).

Item 32. Principal Underwriters

(a) Vanguard Marketing Corporation, a wholly owned subsidiary of The Vanguard Group, Inc., is the principal underwriter of each fund within the Vanguard group of investment companies, a family of investment companies with more than 190 mutual funds.

(b)	The principal business address of each named director and officer of Vanguard Marketing Corporation is
100	Vanguard Boulevard, Malvern, PA 19355.

Name	Positions and Office with Underwriter	Positions and Office with Funds
F. William McNabb III	Director and Chairman	Chairman and Chief Executive Officer
Glenn W. Reed	Director	None
Mortimer J. Buckley	Director and Senior Vice President	None
Martha G. King	Director and Senior Vice President	None
Chris D. McIsaac	Director and Senior Vice President	None
Heidi Stam	Director and Senior Vice President	Secretary
Karin Risi	Director and Managing Director	None
Thomas Rampulla	Director and Senior Vice President	None
Natalie Bej	Chief Compliance Officer	Chief Compliance Officer
Matthew Benchener	Principal	None
Jack Brod	Principal	None
John C. Heywood	Principal	None
Timothy P. Holmes	Principal	None
Sarah Houston	Principal	None
Mike Lucci	Principal	None
Alba E. Martinez	Principal	None
Brian McCarthy	Principal	None
Christopher Sicilia	Principal	None
Tammy Virnig	Principal	None
Salvatore L. Pantalone	Financial and Operations Principal and Treasurer	None
Amy M. Laursen	Financial and Operations Principal	None
Frank Satterthwaite	Principal	None
Jack T. Wagner	Principal	None
Michael L. Kimmel	Assistant Secretary	None
Marc P. Lindsay	Assistant Secretary	None
Caroline Cosby	Secretary	None

(c)	Not Applicable

Item 33. Location of Accounts and Records

The books, accounts, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder will be maintained at the offices of the Registrant, 100 Vanguard Boulevard, Malvern, PA 19355; the Registrant’s Transfer Agent, The Vanguard Group, Inc., 100 Vanguard Boulevard, Malvern, PA 19355; the Registrant’s Custodians, Brown Brothers Harriman & Co., 50 Post Office Square, Boston, MA 02110-1548, JP Morgan Chase Bank, 270 Park Avenue, New York, NY 10017-2070; and State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111; and The Bank of New York Mellon, One Wall Street, New York, NY 10286; and the Registrant’s investment advisors at their respective locations identified in Part B of this Registration Statement.

Item 34. Management Services

Other than as set forth in the section entitled “Management of the Funds” in Part B of this Registration Statement, the Registrant is not a party to any management-related service contract.

Item 35. Undertakings

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant hereby certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Valley Forge and the Commonwealth of Pennsylvania, on the 12th day of April, 2016.

VANGUARD MALVERN FUNDS

BY:___________/s/ F. William McNabb III*____

F. William McNabb III
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date

/s/ F. William McNabb III*	Chairman and Chief Executive	April 12, 2016
Officer
F. William McNabb
/s/ Emerson U. Fullwood*	Trustee	April 12, 2016
Emerson U. Fullwood
/s/ Rajiv L. Gupta*	Trustee	April 12, 2016
Rajiv L. Gupta
/s/ Amy Gutmann*	Trustee	April 12, 2016
Amy Gutmann
/s/ JoAnn Heffernan Heisen*	Trustee	April 12, 2016
JoAnn Heffernan Heisen
/s/ F. Joseph Loughrey*	Trustee	April 12, 2016
F. Joseph Loughrey
/s/ Mark Loughridge*	Trustee	April 12, 2016
Mark Loughridge
/s/ Scott C. Malpass*	Trustee	April 12, 2016
Scott C. Malpass
/s/ André F. Perold*	Trustee	April 12, 2016
André F. Perold
/s/ Peter F. Volanakis*	Trustee	April 12, 2016
Peter F. Volanakis
/s/ Thomas J. Higgins*	Chief Financial Officer	April 12, 2016
Thomas J. Higgins

*By: /s/ Heidi Stam

Heidi Stam, pursuant to a Power of Attorney filed on April 22, 2014, see File Number 2-17620, Incorporated by Reference.

INDEX TO EXHIBITS

Articles of Incorporation, Amended and Restated Agreement and Declaration of Trust Ex.99.A